SCHEDULE 13G
Amendment Number 6
Tosco Corporation
Common Stock $0.75 par value


Cusip #: 891-490-30-2
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  11,123,700
Item 7:  -0-
Item 8:  11,123,700
Item 9:  11,123,700
Item 11: 7.3%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  6,841,400
Item 7:  -0-
Item 8:  6,841,400
Item 9:  6,841,400
Item 11: 4.5%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  18,085,100
Item 7:  -0-
Item 8:  18,085,100
Item 9:  18,085,100
Item 11: 11.8%
Item 12: IN


Item 1(a). Tosco Corporation

Item 1(b). 72 Cummings Point
Road, Stamford, Ct. 06902

Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.
Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c).
Incorporated by reference to
item (4) of the cover page
pertaining to each reporting
person.

Item 2(d). Common Stock
$0.75 par value.

Item 2(e) 891-490-30-2

Item 3.  TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by reference to
items (5) (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5.  Not applicable

Item 6.  Other persons are
known to have the right to
receive dividends from, or
proceeds from the sale of,
such securities. The
interest of one such person,
The Jaguar Fund N.V., a
Netherlands Antilles
corporation, is more than
5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.


After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.


February 12, 1999


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief inancial Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney
dated 1/27/95 On file with
Schedule 13G for Kohl's
Corp. 2/7/95

AGREEMENT

The undersigned agree that
this Amendment Number 6 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of Tosco
Corporation shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman

Under Power of Attorney

dated 1/27/95 On File with

Schedule 13G for Kohl's

Corp. 2/7/95